UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fomento Económico Mexicano, S.A.B. de C.V.

(Name of Issuer)

American Depositary Shares, each representing 10 BD Units,

each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value

(Title of Class of Securities)

344419106 (1)

(CUSIP Number)

September 2, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  CUSIP number is for the American Depositary Shares only.

CUSIP No. 344419106

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 209,667,950 Series B Shares; 419,335,900 Series D-B Shares; 419,335,900 Series D-L Shares (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 209,667,950 Series B Shares; 419,335,900 Series D-B Shares; 419,335,900 Series D-L Shares (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 209,667,950 Series B Shares; 419,335,900 Series D-B Shares; 419,335,900 Series D-L Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.27% of Series B Shares; 9.7% of Series D-B Shares; 9.7% of Series D-L Shares (1)

12.	Type of Reporting Person (See Instructions) OO

(1)

Cascade Investment, L.L.C. (“Cascade”) owns 20,966,795 American Depositary Shares (“ADS”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares. All ADSs owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the ADSs owned by Cascade.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by Cascade or Mr. Gates.

CUSIP No. 344419106

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .08% of Series B Shares; .35% of Series D-B Shares; .35% of Series D-L Shares(1)

12.	Type of Reporting Person (See Instructions) OO

(1)

Bill & Melinda Gates Foundation Trust (the “Trust”) owns 747,600 American Depositary Shares (“ADS”) of Fomento Económico Mexicano, S.A. B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series
D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as
Co-Trustees of the Trust.   Michael Larson has voting and investment power with respect to the ADSs owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 344419106

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .08% of Series B Shares; .35% of Series D-B Shares; .35% of Series D-L Shares(1)

12.	Type of Reporting Person (See Instructions) IN

(1)

Bill & Melinda Gates Foundation Trust (the “Trust”) owns 747,600 American Depositary Shares (“ADS”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series
D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as
Co-Trustees of the Trust.   Michael Larson has voting and investment power with respect to the ADSs owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 344419106

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 209,667,950 Series B Shares; 419,335,900 Series D-B Shares; 419,335,900 Series D-L Shares (1)

	6.	Shared Voting Power 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (2)

	7.	Sole Dispositive Power 209,667,950 Series B Shares; 419,335,900 Series D-B Shares; 419,335,900 Series D-L Shares (1)

	8.	Shared Dispositive Power 7,476,000 Series B Shares; 14,952,000 Series D-B Shares; 14,952,000 Series D-L Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,143,950 Series B Shares; 434,287,900 Series D-B Shares; 434,287,900 Series D-L Shares (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.35% of Series B Shares; 10.05% of Series D-B Shares; 10.05% of Series D-L Shares

12.	Type of Reporting Person (See Instructions) IN

(1)

Cascade Investment, L.L.C. (“Cascade”) owns 20,966,795 American Depositary Shares (“ADS”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.   Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the ADSs held by Cascade.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by Cascade or Mr. Gates.

(2)

Bill & Melinda Gates Foundation Trust (the “Trust”) owns 747,600 American Depositary Shares (“ADS”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series
D-B Shares and two Series D-L Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as
Co-Trustees of the Trust. Mr. Larson has voting and investment power with respect to the ADSs held by the Trust.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Trust or Mr. and Mrs. Gates.

Item 1.
(a)	Name of Issuer Fomento Económico Mexicano, S.A.B. de C.V. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, NL 64410 Mexico

Item 2.
(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), Melinda French Gates and William H. Gates III (1)
(b)

Address of Principal Business Office or, if none, Residence
Cascade – 2365 Carillon Point, Kirkland, Washington 98033

The Trust – 1551 Eastlake Avenue E., Seattle, Washington  98102

Mr. Gates – One Microsoft Way, Redmond, Washington 98052

Mrs. Gates – 1551 Eastlake Avenue E., Seattle, Washington  98102

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.

The Trust is a charitable trust organized under the laws of the State of Washington.

Both Mr. and Mrs. Gates are citizens of the United States of America.

(d)	Title of Class of Securities American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.
(e)	CUSIP Number 344419106 (2)

(1)  Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Trust and Mr. and Mrs. Gates constitute a “group” for any purpose and the reporting persons expressly disclaim membership in a group.

(2)  CUSIP number is for the American Depositary Shares only.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2008	CASCADE INVESTMENT, L.L.C.

	By	/s/ Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By	/s/ Michael Larson
		Name:	Michael Larson (1)(2)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: September 5, 2008	CASCADE INVESTMENT, L.L.C.

	By	/s/ Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson (1) (2)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact

(1)

Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(2)

Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.